April 10, 2000

Mr. Robert M. Osberger
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.
20549

Re:   Axion Spatial Imaging, Inc.
      Form 10-SB filed on February 25, 2000
      File No. 0-29725

Dear Mr. Osberger:

We have received Mr. Thomas Jones' letter of April 6, detailing comments on our filing. As per the suggestion in the letter, we hereby file a request to withdraw this filing until such time as we can submit to you a Form 10-SB Registration Statement responsive to all your comments and questions.

Thank you for your consideration. Please call me if you have any questions or concerns in this matter, at (403)270-3132.

Sincerely,


Markus Lemke
Chief Executive Officer
Axion Spatial Imaging, Inc.
Suite 700
9925-109 Street
Edmonton, Alberta
Canada  T5K 2J8


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